Exhibit 99.1

Toro Corp. Announces Results of its 2026 Annual General Meeting of Shareholders

Limassol, Cyprus, September 15, 2026 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”) a global energy transportation services provider, announced today that the Company’s 2026 Annual General Meeting of Shareholders (the "Meeting") was duly held on September 11, 2026, at 5:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. Petros Panagiotidis to serve as the Company’s Class C Director until the 2029 Annual General Meeting of Shareholders;

2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2026.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises two MR tanker vessels and two LPG carriers transporting refined petroleum products and petrochemical gases worldwide.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com